UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Chosen by AccessKenya Group to Deploy WiMAX™ in Kenya. Dated July 28th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28tht, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Chosen by AccessKenya Group to Deploy WiMAX™ in Kenya

AccessKenya Group’s network to enable mass market residential broadband service with Alvarion’s 802.16e BreezeMAX® solution

TEL AVIV, July 28, 2008 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, announced today that it was chosen by AccessKenya Group, Kenya’s leading ISP and major carrier, for a large scale WiMAX deployment in Kenya, using Alvarion’s 802.16e BreezeMAX solution over the 3.3 GHz frequency band. The new network will enable AccessKenya Group to provide high speed residential broadband access to the middle and up market for improved lifestyle in Mombasa and Nairobi.

A network of this scale means that AccessKenya Group subscribers from the residential areas of both cities can benefit from guaranteed high speed Internet, unlimited data downloads, year-round customer service and special payment offers. In addition, the ability to establish reliable Virtual Private Network connections will be offered so that customers can access their offices from home.

“After six months of extensive trials, we chose Alvarion as our preferred WiMAX vendor and are excited to begin rolling out the network to provide reliable and fast residential broadband service in Kenya,” said Jonathan Somen, managing director of AccessKenya Group. “Given Alvarion’s market leadership in WiMAX and with an impressive track record in Africa, we are confident that we have made the best choice with an industry-leading solution, which will enhance the experience of our customers who deserve only the best.”

“As the market leaders in Corporate Internet with 8 years of proven data expertise and 5 years experience running our own wireless network, I believe this gives customers the comfort that they are buying a tried and tested product they can bank on with a service quality guarantee like that enjoyed by our 2200 corporate clients. We know data and we are now taking that expertise to the residential market,” Somen added.

“AccessKenya Group presents an exciting and promising expansion strategy and we are pleased to play an important role in their aggressive go-to-market plan,” said Tzvika Friedman, president and CEO of Alvarion. “We value our partnership with one of Kenya’s most innovative operators and leading corporate ISP, and our presence and ongoing commitment to the emerging markets is reinforced once again by this project.”

Alvarion’s proven technology enables optimal network coverage and quality of service to support AccessKenya Group’s Access@Home true broadband service offering, which includes fast, reliable, seamless and high quality connectivity with 24/7/365 customer support.

About AccessKenya Group
The AccessKenya Group is Kenya’s first ICT company to publicly list. The AccessKenya Group comprises AccessKenya, Kenya’s leading Corporate ISP, Broadband Access (BLUE), one of Kenya’s largest Data Carrier Network Operators (DCNO), and now OpenView Business Systems, one of Kenya’s leading IT services providers. The Group currently has over 2200 corporate leased lines across Kenya, employs in excess of 230 people and has offices in Nairobi and Mombasa with representation in Kisumu, Eldoret, Nakuru and Nyeri.

The Group has also grown on average by 75% per year, for the last four years. AccessKenya has numerous partnerships including Cisco (Premier Partner), Motorola, IBM (Premier Business Partner), Oracle and Net App Gold Partner. During 2006, AccessKenya received three awards at the COYA awards including Runner Up Company of the Year SME Sector, and received two further COYA awards in 2007. AccessKenya also received 2 awards from Computer Society of Kenya for Best ISP of the Year 2007 and Broadband Winner – Best Public Data Network Operator 2007. OpenView is ISO certified and has won the CSK IT solution provider of the year in both 2005 and 2006. The company also won another award in 2007 from Computer Society of Kenya – High End IT Solutions Provider 2007.

The Group’s key products include Broadband Max 2, GO, Yello, Building Solutions and Bundu as well as numerous value added services including web hosting, colocation, disaster recovery, antivirus, anti-spam, managed services, networking, software and IT services solutions. Companies within the AccessKenya Group currently hold four licenses from CCK including DCNO, ISP, PDNO and Local Loop Operator licenses.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX Forum" is a registered trademark of the WiMAX Forum. "WiMAX," the WiMAX Forum logo, "WiMAX
Forum Certified" and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.